                         [LOGO OF ALLSTATE FINANCIAL]

                                                              Angela M. Bandi
                                                              Associate Counsel

                                                              Law & Regulation

October 10, 2007

VIA EDGAR

Alison White, Esq.
Office of Insurance Products
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

   Re: Allstate Life of New York Separate Account A ("Registrant") Allstate Life Insurance Company of New York ("Depositor") Responses to Commission Staff Comments on Pre-Effective Amendment No. 1 to Form N-4 Registration Statement ("Amendment")
         (File Nos. 333-143228 and 811-07467; CIK No. 00000948255)

Dear Ms. White:

Set out below are Registrant's responses to the comments of the Commission staff ("staff") on the Amendment, which comments the staff provided to Registrant verbally on October 3, 2007.

                         RESPONSES TO STAFF QUESTIONS

Comment 1. Regarding previous comment 4(b) -- Summary of contract fees and charges: Please put all footnotes either at the bottom of each page or at the end of the Item 3 disclosure.

   Response: All footnotes have been moved to the bottom of pages 5 and 6 and re-numbered where appropriate. Please see Exhibit A to this letter.

Comment 2. Option benefit fees and charges: Remove parentheses from around the maximum charges.

   Response: Parentheses around the maximum charges in the table of optional benefit fees and charges on page 6 have been removed. Please see Exhibit A to this letter.

                               -----------------

If you have any questions, please do not hesitate to call me at 847/402-9237. Thank you.




                        Allstate Life Insurance Company
     3100 Sanders Road, Suite J5B Northbrook, IL 60062 Phone 847.402.9237
               Fax 847.402.3781 Email Angela.Bandi@allstate.com

Securities and Exchange Commission
October 10, 2007
Page 2

Very truly yours,

/s/ Angela M. Bandi
-------------------------
Angela M. Bandi

cc:  Thomas S. Clark, Esq.
     Prudential Financial

                                                                      EXHIBIT A

                     SUMMARY OF CONTRACT FEES AND CHARGES

 Below is a summary of the fees and charges for the Annuities. Some fees and charges are assessed against each Annuity while others are assessed against assets allocated to the Sub-accounts. The fees and charges that are assessed against an Annuity include any applicable Contingent Deferred Sales Charge, Transfer Fee and Annual Maintenance Fee. The charges that are assessed against the Sub-accounts are the Mortality and Expense risk charge, the charge for Administration of the Annuity, and the charge for certain optional benefits you elect, other than the Guaranteed Minimum Income Benefit, which is assessed against the Protected Income Value. Each Portfolio assesses a charge for investment management, other expenses and if applicable, a 12b-1 charge. The prospectus for each Portfolio provides more detailed information about the expenses for the Portfolio.

 The following table provides a summary of the fees and charges you will pay if you surrender your Annuity or transfer Account Value among investment options. These fees and charges are described in more detail within this Prospectus.

                       YOUR TRANSACTION FEES AND CHARGES
                        (assessed against each Annuity)

                     CONTINGENT DEFERRED SALES CHARGE /1/
         -------------------------------------------------------------
                                   B SERIES
         -------------------------------------------------------------
         Yr. 1 Yr. 2 Yr. 3 Yr. 4 Yr. 5 Yr. 6 Yr. 7 Yr. 8 Yr. 9 Yr. 10+
         -------------------------------------------------------------
         7.0%  6.0%  5.0%  4.0%  3.0%  2.0%  1.0%  0.0%   --     --
         -------------------------------------------------------------

                                   L SERIES
         -------------------------------------------------------------
         Yr. 1 Yr. 2 Yr. 3 Yr. 4 Yr. 5 Yr. 6 Yr. 7 Yr. 8 Yr. 9 Yr. 10+
         -------------------------------------------------------------
         7.0%  6.0%  5.0%  4.0%  0.0%   --    --    --    --     --
         -------------------------------------------------------------

                                   X SERIES
         -------------------------------------------------------------
         Yr. 1 Yr. 2 Yr. 3 Yr. 4 Yr. 5 Yr. 6 Yr. 7 Yr. 8 Yr. 9 Yr. 10+
         -------------------------------------------------------------
         9.0%  8.5%  8.0%  7.0%  6.0%  5.0%  4.0%  3.0%  2.0%   0.0%
         -------------------------------------------------------------



----------------------------------------------------------------------------------
                        OTHER TRANSACTION FEES AND CHARGES
----------------------------------------------------------------------------------
   FEE/CHARGE          B SERIES              L SERIES              X SERIES
----------------------------------------------------------------------------------
Transfer Fee /2/ $20.00 maximum charge $20.00 maximum charge $20.00 maximum charge
                 $10.00 current charge $10.00 current charge $10.00 current charge
----------------------------------------------------------------------------------



 The following table provides a summary of the periodic fees and charges you will pay while you own your Annuity, excluding the Portfolio annual expenses. These fees and charges are described in more detail within this Prospectus.


--------------------------------------------------------------------------------------------------
                                  YOUR PERIODIC FEES AND CHARGES
                                 (assessed against each Annuity)
--------------------------------------------------------------------------------------------------
        FEE/CHARGE                B SERIES                L SERIES                X SERIES
--------------------------------------------------------------------------------------------------
Annual Maintenance Fee /3/ Smaller of $30 or 2% of Smaller of $30 or 2% of Smaller of $30 or 2% of
                                Account Value           Account Value           Account Value
--------------------------------------------------------------------------------------------------



/1 /The Contingent Deferred Sales Charges are assessed as a percentage of each applicable Purchase Payment and deducted upon surrender or withdrawal. For purposes of calculating this charge, we consider the year following the date of each Purchase Payment as Year 1.
/2 /Currently, we deduct $10 for each transfer after the 20/th/ transfer each Annuity Year. The maximum we may charge is $20 per transfer after the 8/th/ transfer each Annuity Year.
/3 /Only applicable if Account Value is less than $100,000 (assessed annually on the Annuity's anniversary date or upon surrender). If you are a beneficiary under the Beneficiary Continuation Option, the Annual Maintenance Fee is the smaller of $30 or 2% of Account Value if the Account Value is less than $25,000 at the time the fee is assessed. The fee will not apply if it is assessed 30 days prior to a surrender request.

            ----------------------------------------------------------------------
            ANNUAL FEES/CHARGES OF THE SUB-ACCOUNTS /1/
            (assessed as a percentage of the daily net assets of the sub-accounts)
            ----------------------------------------------------------------------
                     FEE/CHARGE               B SERIES     L SERIES    X SERIES
            ----------------------------------------------------------------------
            Mortality & Expense Risk           1.00%        1.35%       1.40%
            Charge /2/
            ----------------------------------------------------------------------
            Administration Charge /2/          0.15%        0.15%       0.15%
            ----------------------------------------------------------------------
            Settlement Service Charge /3/      1.00%        1.00%       1.00%
            ----------------------------------------------------------------------
            Total Annual Charges of the        1.15%        1.50%       1.55%
            Sub-accounts
            ----------------------------------------------------------------------



 The following table sets forth the charge for each optional benefit under the Annuity. These fees would be in addition to the periodic fees and transaction fees set forth in the tables above.


--------------------------------------------------------------------------------------------------------
                                YOUR OPTIONAL BENEFIT FEES AND CHARGES
--------------------------------------------------------------------------------------------------------
          OPTIONAL BENEFIT                 OPTIONAL          TOTAL           TOTAL           TOTAL
                                         BENEFIT FEE/        ANNUAL          ANNUAL          ANNUAL
                                            CHARGE        CHARGE/ (4)/    CHARGE/ (4)/    CHARGE/ (4)/
                                                          FOR B SERIES    FOR L SERIES    FOR X SERIES
--------------------------------------------------------------------------------------------------------

GUARANTEED MINIMUM INCOME BENEFIT      2.00% maximum/ 5/  3.15% maximum   3.50% maximum   3.55% maximum
(GMIB)                                  0.50% currently  1.65% currently 2.00% currently 2.05% currently
--------------------------------------------------------------------------------------------------------

TRUEINCOME/SM/                         1.50% maximum/ 6/  2.65% maximum   3.00% maximum   3.05% maximum
                                        0.60% currently  1.75% currently 2.10% currently 2.15% currently
--------------------------------------------------------------------------------------------------------

TRUEINCOME--SPOUSAL                    1.50% maximum/ 6/  2.65% maximum   3.00% maximum   3.05% maximum
                                        0.75% currently  1.90% currently 2.25% currently 2.30% currently
--------------------------------------------------------------------------------------------------------

HIGHEST ANNIVERSARY VALUE DEATH            0.25%/ 7/          1.40%           1.75%           1.80%
BENEFIT ("HAV")
--------------------------------------------------------------------------------------------------------
Please refer to the section of this Prospectus that describes each optional benefit for a complete description of the benefit, including any restrictions or limitations that may apply.
--------------------------------------------------------------------------------------------------------



 (1)These charges are deducted daily and apply to the Sub-accounts only.
 (2)The combination of the Mortality and Expense Risk Charge and Administration Charge is referred to as the "Insurance Charge" elsewhere in this Prospectus.
 (3)The Settlement Service Charge applies only if your beneficiary elects the Beneficiary Continuation Option. The Mortality & Expense Risk Charge and the Administration Charge do not apply if you are a beneficiary under the Beneficiary Continuation Option. Please refer to the section of this Prospectus that describes the Beneficiary Continuation Option for more detailed information about these options, including certain restrictions and limitations that may apply.
 (4)The Total Annual Charge includes the Insurance Charge assessed against the average daily net assets allocated to the Sub-accounts. If you elect more than one optional benefit, the Total Annual Charge would be increased to include the charge for each optional benefit.
 (5)We reserve the right to increase the charge for GMIB to a maximum of 2.00% upon any reset of the Protected Income Value or upon a new election. The charge is assessed as a percentage of the average Protected Income Value during each year and deducted annually (and upon certain withdrawals) in arrears each Annuity Year.
 (6)We have the right to increase the charge for each of these benefits up to the 1.50% maximum upon a step-up, or for a new election of each such benefit. However, we have no present intention of increasing the charges for those benefits to that maximum level. The charge is assessed annually as a percentage of the average daily net assets of the Sub-accounts.
 (7)Assessed annually as a percentage of the average daily net assets of the Sub-accounts.


                                      6